SCHEDULE OF NAMED INSURED

Named Insured:Forum Funds, Forum Funds II and	Policy No.: FL5FD00081-141
Forum ETF Trust
Rider No.: 4	Effective date of Rider: 03/31/15

Issuing Company: Everest Reinsurance Company

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

It is agreed that:

1. Item 1 of the Declarations Page, Named Insured (herein called Insured), is amended to include the following:

Absolute Opportunities Fund
Absolute Strategies Fund
Adams Harkness Small Cap Growth Fund
Auxier Focus Fund
Beck, Mack & Oliver Global Fund
Beck, Mack & Oliver Partners Fund
Carne Hedged Equity Fund
DF Dent Premier Growth Fund
DF Dent Midcap Growth Fund
DF Dent Small Cap Growth Fund
Dividend Plus+ Income
Golden Large Cap Core Fund
Golden Small Cap Core Fund
LMCG Global Market Neutral Fund
LMCG Global Multicap Fund
Merk Absolute Return Currency Fund
Merk Asian Currency Fund
Merk Currency Enhanced U.S. Equity Fund
Merk Hard Currency Fund
Monongahela All Cap Value Fund
Payson Total Return Fund
Polaris Global Value Fund
Steinberg Select Fund
The BeeHive Fund
Phocas Real Estate Fund
Baywood SKBA ValuePlus Fund
CVR Dynamic Allocation Fund
Merk Hard Currency ETF
Acuitas International Small Cap Fund
Acuitas US Microcap Fund
Gurtin National Municipal Value Fund
Gurtin California Municipal Value Fund
The BDC Income Fund
Exceed Structured Shield Index Strategy Fund
Exceed Structured Hedged Index Strategy Fund
Exceed Structured Enhanced Index Strategy Fund
NWS International Property Fund

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

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